October 3, 2013

Ms. Linda Cvrkel
Branch Chief
Division of Corporate Finance
Securities and Exchange Commision
100 F Street, N.E.
Washington, DC  20549

RE:          Noble Roman’s, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Form 10-Q for the Quarter Ended June 30, 2013
File #000-11104

Dear Ms. Cvrkel:

We are in receipt of the Staff’s comment letter, dated September 20, 2013, pursuant to which the Staff commented on the Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) and the Form 10-Q for the quarter ended June 30, 2013 (the “Form 10-Q”) of Noble Roman’s, Inc., an Indiana corporation (the “Company”).  We have set forth below each staff comment in the comment letter followed by our response to each comment.

We also expressly note that, by responding to the Staff’s comment for revising or agreeing to revise any disclosure response to the Staff’s comment, the Company is not hereby admitting or acknowledging any deficiency in its prior disclosures.

Form 10-K for the Year-Ended December 31, 2012

Audited Financial Statements

Balance Sheet, page 26

1.
We note that as of December 31, 2012 there is $3.9 million on the balance sheet identified as “other assets including long-term portion of notes receivable–net.” Please explain to us and revise the notes to the financial statements to explain the nature and terms of this amount. Of the amount recorded as of December 31, 2012, please tell us how much of the balance is related to the 2008 Heyser case in the original $3.6 million and why you believe such amounts are collectible as of December 31, 2012 given the significant lapse of time since you received ruling in your favor in the Heyser case in 2010, and provide us with your basis for determining collectibility. As part of your response, please provide us with a reconciliation of activity relating to the $3.6 million notes receivable balance for each period presented in your financial statements, beginning with the balance at December 31, 2010. Also, tell us when you expect to receive payment for the remaining outstanding balance. We may have further comment upon review of your response.

Response:  The $3.9 million on the balance sheet identified as “other assets including long-term portion of notes receivable-net” included security deposits, cash value of officers life insurance policies, leased equipment which is being properly depreciated each period to depreciation expense, the unamortized portion of bank loan closing costs which is being amortized over the term of the loan, long-term accounts receivable and a long-term note receivable in the amount of $63,000.  Of the $3.9 million, $2.25 million was a long-term receivable, which has been reduced to the amount the Company reasonably estimates to be collectible, related to the 2008 Heyser case.

As discussed in detail below, the Company has successfully defended the plaintiffs’ claims in the Heyser case and established the liability of the continuing plaintiffs for the Company’s counterclaims. The remaining proceedings in the case relate to establishing the amount of the judgment for damages against the plaintiffs whom the Company believes are creditworthy. Unfortunately, the Company’s successful results in this case have come at great cost due to the plaintiffs’ abusive tactics. Those tactics have caused needless delays, increased the unavoidable financial burden on the Company and required the Company to periodically adjust the financial statement impact of the litigation as developments in the lawsuit occurred.  Since the filing of the lawsuit in 2008, the Company has regularly updated the status of developments in its periodic reports.

The trial court granted the Company’s summary judgment in December 2010 holding that the Company and associated individuals were not liable for fraud as asserted by the plaintiffs. The plaintiffs subsequently filed an unsuccessful motion to reconsider which required briefing time and a hearing. The plaintiffs then filed an unsuccessful appeal to the Court of Appeals. After a lengthy process, that appeal was denied. The plaintiffs then filed another appeal with the Appeals Court on a different trial court ruling and, after another lengthy process, the second appeal was dismissed with prejudice.  The plaintiffs then filed a third  appeal with the Indiana Supreme Court which upheld the trial court’s summary judgment granted in  December 2010.  Plaintiffs then filed a motion in the trial court to vacate the December 2010 order on the basis of misconduct of the Company’s attorneys.  The judge denied their motion and specifically found “there was absolutely no evidence of misconduct.” The Court admonished the plaintiffs and their counsel for making such unfounded allegations.

In September 2011, the Company filed a motion for partial summary judgment as to liability against the plaintiffs on the Company’s counterclaims of $3.6 million plus attorneys’ fees, interest and other costs of collection for a total of approximately $5.5 million.  In January 2012, the Court granted the motion as to liability.  The court ruled that the Plaintiffs were liable to the Company for direct damages and consequential damages, including future royalties, for breach of their agreements.  In addition, the court determined that, as a matter of law, the Company was entitled to recover attorneys’ fees associated with obtaining preliminary injunctions, prosecuting the Company’s counterclaims and defending against the meritless fraud claims against the Company and certain of its officers.  The amount of the judgment was to be determined at trial.

After a number of delays caused by the plaintiffs, a trial commenced on October 30, 2012 on the one remaining claim against the Company by a plaintiff for an alleged violation of the Indiana Franchise Act and to determine the amount of damages to be awarded to the Company. The trial, which originally was scheduled for three days, lasted for two weeks.  During trial the Company and the plaintiff alleging the violation of the Indiana Franchise Act agreed to dismiss those claims and the Company agreed to dismiss all of its counterclaims except for its counterclaims against two plaintiffs which the Company determined were creditworthy.  As a result of this partial settlement in November 2012, the Company wrote-off $500,000 representing the net carrying value of the claims against the individuals dismissed.

The Staff’s comment refers to a $3.6 million notes receivable balance. Please be advised that there is no note receivable related to the Heyser case.  The receivable arises out of the contracts between the Company and all of the various plaintiffs in the Heyser case, which is  offset by a valuation allowance to reflect the Company’s best estimate for collectability.  No judgment has yet been entered since the trial. Following the trial the court set a hearing for February 15, 2013 to determine the amount of the attorneys’ fees to be included in the judgment.  The hearing was rescheduled at the request of the plaintiffs until March 21, 2013, and then continued until April 10, 2013.  At the end of the day which the Court had allotted for the hearing, the plaintiffs’ attorney had not completed his examination of the witnesses and told the Court another one-half day was required to complete his examination.  The hearing eventually was continued to October 15, 2013.  Based on past rulings in the case, the Company expects to be awarded a judgment sometime after the hearing in an amount in excess of what the Company reasonably expects to be collectible from the continuing plaintiffs.

Under the terms of the applicable franchise agreements, when various plaintiffs in the Heyser case closed their restaurants, all direct and consequential damages, including future royalties, as well as interest, attorneys’ fees and cost of collection, became due and payable to the Company.  However, at that time, the legal proceedings had not advanced to a stage that the Company make a reasonable determination of its outcome and estimate the amount collectible from an eventual outcome.  Therefore, the Company established a valuation allowance for the full amount of the contractual amounts due.  Depositions, which were taken in all the various states across the country where the plaintiffs resided, extended through 2009 and the first half of 2010, primarily because on numerous occasions the plaintiffs and/or their counsel failed to appear for their scheduled depositions.  During that same period, the plaintiffs were required to produce to the Company their financial records, including bank statements, tax returns, accounting ledgers and financial statements, in many instances after the Company had to obtain court orders compelling them to do so.  During the depositions, the Company questioned each of the plaintiffs under oath about his or her assets and liabilities.  The Company used the information obtained during discovery to estimate amounts anticipated to be collectible in respect of the Company’s counterclaims.  In addition, during depositions plaintiffs testified regarding the facts underlying their individual claims against the Company.  Most of the plaintiffs denied the existence of the facts averred in their Complaint to support their fraud claims against the Company.  During the discovery period, the Company continued to incur substantial legal fees which, in turn, were adding to the Company’s total claim. In addition, it became increasingly apparent that the Company ultimately would prevail on its motion for summary judgment on the plaintiffs’ fraud claims. During discovery, it also became apparent that a portion of a judgment the counterclaim would to be collectible.  As the Company reviewed the developing fact pattern relating to its receivable quarterly, the Company reduced the valuation allowance resulting in an increase in the net value of the receivable.  The reduction in valuation allowance resulted in additional income, which was disclosed in the Company’s Form 10-K’s and its Form 10-Q’s as amounts reflected in income due to the valuation allowance decrease.  The Company further disclosed that portion of the revenue, which was being recognized, was generated from traditional locations which are no longer operating.

A reconciliation of the contract receivable balance during 2011 and 2012 is as follows:

Contract receivable related to Heyser case at 12/31/10	$1,330,000
Reduction of valuation allowance in 2011 based on discovery	1,020,000
Balance of contract receivable related to the Heyser case at 12/31/11	2,350,000
Reduction of valuation allowance in 2012 during first three quarters based on further discovery	400,000
Write-off of net receivable related to plaintiffs dismissed in November 2012	(500,000)
Balance of contract receivable related to Heyser case at 12/31/12	$2,250,000

The Staff’s comment notes the significant lapse of time since the Company got a favorable ruling in the Heyser case in 2010.  As described above, that favorable ruling was summary judgment in favor of the Company and other defendants on the fraud claims. The plaintiffs unsuccessfully challenged that ruling in a motion to reconsider and three appeals before it was final.  The Company filed a motion for partial summary judgment as to liability on its counterclaims in September 2011. The court granted that motion in January 2012.  Hearings are still continuing on the amount of the judgment in respect of the counterclaims that the court will award. The Company expects that no judgment will be entered until after the hearing currently scheduled for October 15, 2013.  Therefore, the Company continues to carry the contract receivable from the remaining plaintiffs in long-term assets because, based on past experience in the case, the Company expects remaining plaintiffs will appeal the final judgment.  However, if the plaintiffs do appeal, they will be required to post a bond with the court for the full amount of the judgment.  If an appeal is filed and a bond is posted, the Company believes that court’s judgment will be affirmed. At that time, the Company would have the right to collect the full judgment amount from the appeal bond.  If the plaintiff do not timely appeal the judgment, the Company will immediately commence collection efforts for the full amount of the judgment against the remaining plaintiffs.

Statement of Cash Flows, page 29

2.
We note that the financing activities section of the statement of cash flows includes payment of obligations from discontinued obligations in each of the years ended December 31, 2010, 2011 and 2012. Please tell us the nature of these amounts and explain to us why you believe they are appropriately classified as financing activities on the statements of cash flows.

Response:  In 2010 the Company paid $933,809 of obligations arising out of discontinued operations.  This amount consisted of legal and other fees related to a foodservice distributor in California for the quick service traditional Noble Roman’s and Tuscano’s restaurants.  The Company discontinued all activity related to those restaurants in December 2008, at which time the Company charged-off or greatly reduced the carrying value of all assets related to that operation and accrued for future estimated expense related thereto. The amount due to the Company from this distributor was considered collectible at that time because under the applicable contract, the funds were held in trust for the benefit of the Company.  However, this distributor later filed bankruptcy. The Company continued to pursue collection from the distributor and its officers because they were trust funds.  After considerable legal expense, the Company determined the amounts would not be collectible due to numerous transfers of ownership and transfer of assets from the officers to other entities. The Company has since charged off the amounts to discontinued operations. Cash payments of approximately $266,000 for legal fees and other expenses  of collection were reflected a use of cash in the cash flow statement as payments in respect of discontinued operations.

In addition, the Company paid approximately $598,000 for defense costs and other expenses relating to the Heyser case (as discussed in the Response to Comment no. 1 above), defense costs and other expenses related to a lawsuit brought by employees of some of those franchisees for not paying those employees their back wages, and rent associated with one of those locations for which the Company was contingently liable.  All of the plaintiffs in the Heyser case were former franchisees of Noble Roman’s and Tuscano’s traditional quick service restaurants, which was the business activity discontinued in December 2008.  As discussed above, in 2008 the Company charged-off or greatly reduced the carrying value assets related to those operations and accrued for future estimated expenses.  The $598,000 represents the cash actually paid for expenses related to the Heyser case in 2010, most of which had been previously accrued.

Additionally, the Company paid approximately $70,000 related to a full-service restaurant with waiter/waitress service for rent, legal and other expenses for the business activity which was discontinued in 1999.  The Company charged-off all of those assets and accrued future expenses 1999.  However, the Company sub-leased this building to an unrelated party who had been paying the rent.  The Company lost the sub-tenant in 2008 and shortly thereafter a tornado destroyed the roof and caused other damage to the building.  The $70,000 was the cash paid out in 2010 for expenses related to that building.

In 2011, the Company paid cash of $709,816 in respect of obligations from discontinued operations.  This amount consisted of $233,000 for legal expense and other costs related to the foodservice distributor in California for quick-service Noble Roman’s and Tuscano’s restaurants, as discussed above.  In addition, it included $62,000 related to the full-service restaurant with waiter/waitress service for rent, legal and other expenses relating to that business activity that was discontinued in 1999, as discussed above.  Also, it included $415,000 of legal expenses and other costs related to the Heyser case.

In 2012, the Company paid cash of $704,369 in respect of obligations from discontinued operations.  This amount consisted of $10,000 for legal and other costs related to the foodservice distributor in California, as discussed above.  In addition, it included $160,000 for rent, legal, repairs and other costs associated with the full-service restaurant used in the business activity that was discontinued in 1999, as discussed above.  We also note that the insurance company which insured the building damaged by the tornado denied all but a small portion on the Company’s claim for damages on the basis that most of the damage was done by water after the tornado caused the original damage.  In addition, the amount included $534,000 for legal and other costs related to the Heyser case.

The above items were all appropriately classified in financing activities as payment of obligations from discontinued operations in 2010 in accordance with ASC-230-10-45-28(b).  None of the above items had anything to do with the current operating activities of the business that were not discontinued either in 1999 or in 2008.

3.
Please revise your reconciliation of net income to net cash provided by operating activities on statements of cash flows to include adjustments for items included in net income that do not affect net cash provided from, or used for, operating activities pursuant to ASC 230-10-45-28(b). In this regard, we note from elsewhere in your filing that you recognized amortization of stock options of $107,882 and an adjustment to valuation allowance – Heyser Case of $500,000 during 2012 for which no adjustments were made to the statements of cash flows for such non-cash items. Please also be advised that such items should be presented on a gross rather than net basis within the statements of cash flows. Please advise and revise your filing accordingly.

Response:  The Company believes that its statement of cash flows includes all adjustments necessary to reflect the cash flow from continuing operations required by ASC 230-10-45-28(b).  Specifically, recognized amortization of stock options of $107,882 was reflected in “depreciation and amortization.”  Depreciation and amortization of $192,012 in the statement of cash flows equals: depreciation expense of was $116,287 reported in the statement of operations, less  $61,917 for depreciation of leased assets included in “other assets” on the cash flow statement, plus $107,882 of amortization of stock options, plus $29,760 of cash paid to retire an interest rate swap contract entered into in connection with the Company’s prior bank loan.

The $500,000 adjustment related to the Heyser case in 2012 was accounted for as a reduction of use of funds in the “other assets” line on the cash flow statement. The entry to record that adjustment was a debit to “adjustment valuation allowance-Heyser case” $500,000 and a credit to “other assets” for a corresponding amount.

Note 2. Accounts and Notes Receivable, page 33

4.	We note your disclosure that the carrying value of your accounts receivable has been reduced to anticipated realizable value. Please tell us and revise the notes to the financial statements to disclose the amount of the allowance for doubtful accounts and any allowances on the notes receivable balance. Also, please tell us and revise to disclose your policy for charging off uncollectible trade accounts receivable. See guidance in ASC 310-10-50-4 and 5.

Response:  As described in detail in the Response to Comment no. 1, the Company reduced the amount of contract receivable related to the Heyser case from an estimated amount of $3.3 million due from the remaining plaintiffs to $2.25 million based on the information available to the Company regarding the estimated net realizable value of that asset.  The Company also reduced the carrying value of a note receivable  included in “other assets-net” from $95,000 to $63,000 reflecting the Company’s estimate of net realizable value.  The Company proposes to disclose, in future filings by footnote to its financial statements, the difference between gross receivables and the net estimated realizable value, as well as its policy for charging off uncollectible accounts receivable, in accordance with ASC 310-10-50-4.

Note 9. Loss from Discontinued Operations, page 37

5.
We note your disclosure that you had an additional loss of $710,000 in 2011 and $525,000 in 2012 relating to the operations that were discontinued in 2008 for an additional accrual of legal and other costs related to the Heyser lawsuit and the charge-off of some additional receivables originating in 2007 and 2008 relating to the operations that were discontinued. With regards to the losses related to discontinued operations recognized during 2011 and 2012, please tell us and revise the notes to your financial statements to explain the specific nature and timing of the events or circumstances that resulted in your conclusion that additional accruals for loss would be required with regard to the Heyser lawsuit and explain how such accruals were calculated or determined. Please tell us the amount of the loss that relates to any legal expenses and the amount that relates to the write-off of old receivables. Also, with regard to the receivables for which losses were recognized in 2011 and 2012, please tell us the original payment terms that were associated with these receivables and explain why you did not write-off these amounts prior to 2011 and 2012. Additionally, please tell us how the charge for the receivables included in discontinued operations differs from the $500,000 charge to continuing operations recorded in the year ended December 31, 2012. We may have further comment upon receipt of your response.

Response:   Upon further consideration, it appears that the footnote should have set forth the additional loss relating to operations discontinued in 1999 as well as the operations discontinued in 2008. As previously described in the Response to Comment no. 2, the full- service restaurant that was closed in conjunction with the business activity discontinued in 1999 was sublet to an unrelated party.  In late 2008, the Company lost that sub-tenant and the building was severely damaged by a tornado. As a result, the Company incurred additional cost related to the 1999 discontinued operations, as well as the ones that were discontinued in 2008.

The Company reported net loss from discontinued operations in 2011 $710,000.  This was comprised of $111,000 for the leased property discussed above.  The Company disclosed the contingent lease liability portion of this cost in the footnotes to the financial statements under “Contingent Liabilities for Leased Facilities.”  The net loss also included $230,000 for legal and other expenses related to the California foodservice distributor discussed above in the Response to Comment no. 2, and $370,000 for estimated legal and other costs related to the Heyser lawsuit in light of the plaintiffs’ continued delaying tactics described in detail in the Response to Comment no. 1 above.

The Company reported a net loss from discontinued operations of $525,000 in 2012.  This consisted of $110,000 in legal and other costs relating to the restaurant that was closed in conjunction with the business activity discontinued in 1999 discussed above. The primary reason for this additional loss was the insurance company’s denial of all except a small portion of the Company’s claim for damages from the tornado.  In addition, the Company accrued an additional loss of $415,000 for legal and other costs related to the Heyser based upon the plaintiffs’ appeals and the fact that the trial, which began October 30, 2012, lasted 10 business days, although the court had set the trial only for three days, due to the  plaintiffs’ attorney’s tactics.

The above-described expenses were directly related to the discontinued business activities.  We note that, the Company disclosed in the notes to the financial statements related to the Loss from Discontinued Operations, “the ongoing right to receive passive income in the form of royalties is not a part of the discontinued segment.”  Therefore, the Company recorded as income all the royalties that became due with the closing of the restaurant by the plaintiffs and the filing of the lawsuit, subject to a full valuation allowance.  As discussed in the Response to Comment no. 1, as the Company analyzed the collectability of that receivable each quarter, it reduced the allowance periodically as more facts were developed. The reduction resulted in additional income in continuing operations.  In November 2012, with the partial settlement in which the Company dismissed its counterclaims against certain plaintiffs, the Company concluded that a $500,000 write-off was necessary to reduce the carrying value in respect of the net receivable due from the dismissed plaintiffs.  Since the right to receive passive income in the form of royalties was not a part of the discontinued operations, the adjustment to reflect the charge-off related to the dismissed plaintiffs was properly adjusted to continuing operations.

Note 10. Contingencies, page 37

6.
We note your disclosure in Note 10 that you are no longer a defendant in the Heyser case. We further note your disclosure that a hearing has been set for March 21, 2013 on the amount of attorney fees to be awarded. Please tell us the results of this hearing in March 2013 and tell us if you intend to have any other expenses or expect any additional amounts to be recovered as of the date of your response.

Response:  As discussed above in the Response to Comment no. 1, the trial court granted the Company’s motion for summary judgment on the plaintiffs’ claims in December 2010 and, subsequently, the remaining claim against the Company was voluntarily dismissed by the applicable plaintiff in November 2012.   The Company has obtained summary judgment in its favor in its claims against certain plaintiffs believed to be creditworthy. The only remaining issue in the case is fixing the amount of the Company’s damages, including the amount of attorneys’ fees for which the plaintiffs are liable.  The Company expects that the court will issue its judgment following completion of the hearing scheduled for October 15, 2013.  The Company anticipates that it will incur additional costs for the upcoming hearing plus for any motions or appeals by the remaining plaintiffs.  The Company currently expects that it will be awarded a judgment of approximately $3.3 million but has a valuation allowance to reduce the carrying amount of the asset to $2.25 million as the estimated net realizable value.

Note 11. Adjustment to Valuation Allowance – Heyser Case, page 38

7.
We note your disclosure that in 2012 you recognized a $500,000 expense as a result of increasing the reserve against collections related to the Heyser Case. Please explain to us the nature of this reserve and tell us why you believe the reserve was not necessary prior to the year ended December 31, 2012.

Response:  See the Responses to Comment nos. 1 and 2.

Report of Independent Registered Public Accounting Firm, page 40

8.
We note that your independent auditor’s report does not include the name or signature of the certified public accounting firm. Please file an amended Form 10-K with the appropriate name and signature of the certified public accounting firm that performed the audit of your financial statements for the years ended December 31, 2011 and 2012.

Response:  Somerset CPA’s, Indianapolis, Indiana, served as the Company’s registered independent public accountants and their signed reports on the Company’s consolidated financial statements were dated March 13, 2012 for the 2011 Form 10-K, and March 15, 2013 for the 2012 Form 10-K.

It appears that in the process of EDGARizing the Form 10-K’s, a draft of the auditor’s opinion letters were inadvertently included, rather than a signed version.  The Company unintentionally failed to substitute the draft opinion with the actual signed opinion after received but before filing.  The Company will file amended Form 10-K’s for the years ended December 31, 2011 and 2012 with the name of the certified public accounting firm and a conformed signature.

Form 10-Q for the quarter ended June 30, 2013

Balance Sheet

9.
We note that assets held for resale have been carried on the balance sheet at approximately the same amount for several years. In light of the fact that your disclosure in Note 1 to the Form 10-K to the financial statements indicates that these assets are held on a temporary basis, please explain to us the nature of these assets at June 30, 2013 and December 31, 2012 and tell us management’s plans for these assets at each period end. Also, please tell us why you believe it is appropriate not to depreciate these assets and how your treatment complies with the guidance outlined in paragraphs 9-11 of ASC 360-10-45.

Response:  The Company is holding this particular franchise location on a temporary basis, with the intention that it will be sold to another franchisee. The carrying value is its original cost less a write-down to estimated market value.  The Company had expected it be sold within one year.  The filing of the Heyser lawsuit which alleged fraud, caused those plans to be delayed since this location was of the same type as the locations involved in the lawsuit.  The Company kept extending those plans based on the Company’s estimate that the lawsuit would be decided soon and, in accordance with ASC 360-10-45-11 maintained the classification of assets held for sale because of the unexpected delay.  The Company has now determined to continue to operate this franchise location indefinitely and, as a result, in the third quarter 2013 those assets will be reclassified into equipment on the balance sheet and will be depreciated.

Statements of Cash Flow

10.
We note that for the six months ended June 30, 2013, you had payments of obligations from discontinued operations that are presented in the financing activities section of the statement of cash flows. Please explain to us the nature of these amounts and why you believe they are appropriately classified as financing activities on the statement of cash flows.

Response:  According to ASC 230-10-45-28(b), cash effects related to discontinued operations are shown as effects from financing activities.  Payment of obligations from discontinued operations was $121,000 for the six-month period ended June 30, 2012.  Payments included rent and other costs related to the property remaining from the 1999 discontinued segment plus payment of legal fees and other costs related to the Heyser case, all as more fully discussed in the Response to Comment no. 2 above.

Pursuant to the Staff’s request, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We believe the foregoing should address the Staff’s comments.  We thank you in advance for the Staff’s customary courtesies.  If the Staff has any questions about, or disagrees with the adequacy of, our response as set forth above, we request the opportunity to discuss these matters further before you issue a written response.

Sincerely,

Noble Roman’s, Inc.

By:	/s/ Paul W. Mobley
Paul W. Mobley
Chairman, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer

cc:  Claire Erlanger